UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EPOD SOLAR INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

29428W-102
(CUSIP Number)

Joseph Kristul
950 John Daly Blvd. Suite 260
Daly City, CA 94015
(650) 491-3449
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Eugene Shenkar
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 389,200
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 389,200
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,200
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.48%
14.	TYPE OF REPORTING PERSON IN

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the "Common Stock"), of EPOD Solar Inc., a Nevada Corporation (the "Company"). The address of the principal executive offices of EPOD Solar Inc. is: 950 John Daly Blvd. Suite 260, Daly City, CA 94015.

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name of Person filing this Statement:

Eugene Shenkar (the "Reporting Person")

(b) Residence or Business Address:

The business address of the Reporting Person is: :
2117 Broadway St., San Francisco, CA 94115

(c) Present Principal Occupation and Employment:

The Reporting Person has been the Vice President of Iremar Corporation since 1985.

(d) Criminal Convictions:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

The Reporting Person is a citizen of the US.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 30, 2010, the Company completed its acquisition ("Acquisition Closing") of all of the Nanotech Shares , from the Nanotech Shareholders.  In consideration for the purchase of the Nanotech Shares from the Nanotech Shareholders, the Company issued an aggregate amount of 3,381,003 shares (the "Shares") of the Company's Common Stock to the Nanotech Shareholders pursuant to the term of the Stock Purchase Agreement, of which the Company subsequently issued a total of 389,200 shares  of Common Stock (the "Shares") to the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION.

The Company entered into the Stock Purchase Agreement for the purpose of acquiring all of the outstanding shares of Nanotech. In connection with the acquisition of Nanotech, the Reporting Person acquired 389,200 shares of the Common Stock of the Company or 7.48% of the issued and outstanding Common Stock of the Company on December 21, 2010. Following the completion of the acquisition of Nanotech, the Company's business plan is to focus on the manufacturing and sale of Nanotech's Green Polyurethane product.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Aggregate Beneficial Ownership:

As of December 21, 2010, the Reporting Person beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock(1)

Common Stock	389,200	7.48%

Notes

(1) Based on 5,202,003 shares of common stock issued and outstanding as of the date of this report.

(b) Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose of or to direct the disposition of the Shares held by him.

(c) Transactions Effected During the Past 60 Days:

None

(d) Right of Others to Receive Dividends or Proceeds of Sale:

None

(e) Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to the terms of the Stock Purchase Agreement, the company issued 389,200 shares of its Common Stock to the Reporting Person. The Reporting Person has voting and investment power over the Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following agreements relate to the acquisition by the Reporting Person of securities of the Company:

  Stock Purchase Agreement dated August 18, 2010 by and among EPOD Solar Inc., Nanotech Industries International Inc., Joseph Kristul in his own capacity and on behalf of the Nanotech Shareholders listed on Schedule A thereto (1)

Note

(1) Previously filed as an exhibit to our Current Report on Form 8-K filed with the SEC on August 18, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2010
Date

/s/ Eugene Shenkar
Signature

Eugene Shenkar
Name/Title